Item 77C - Matters Submitted to a Vote of Security
Holders
CALAMOS INVESTMENT TRUST
File No. 811-05443
Shareholder Meeting Results
(UNAUDITED)
Calamos Focus Growth Fund
Calamos Long/Short Fund

Special Meeting of Shareholders Held on October 11,
2016
At a Special Meeting of Shareholders held on October
11, 2016 (the "Meeting"), shareholders of Calamos
Focus
Growth Fund ("Focus Growth") and Calamos Long/Short
Fund ("Long/Short") approved the following
proposals:
Proposal 1:	To approve an Agreement and Plan of
Reorganization which provides for (i) the transfer of all the assets of Focus Growth to Calamos Growth Fund
("Growth") in exchange solely for shares of beneficial interest of Growth and the assumption by Growth of all the liabilities of Focus Growth;
and (ii) the distribution by Focus Growth of all the shares of each class of Growth received by Focus Growth to the holders of shares of the corresponding class of Focus Growth in complete liquidation and termination of Focus Growth
("Proposal 1").


Proposal 1 Votes
Votes For


Votes Against


Abstentions


2,140,911



6,449



68,683


Proposal 2:	To approve an Agreement and Plan of
Reorganization which provides for (i) the transfer of all the assets of Long/Short to Calamos Phineus Long/Short
Fund ("Phineus") in exchange solely for
shares of beneficial interest of Phineus and the assumption by Phineus of all the liabilities of Long/Short; and (ii) the distribution by Long/Short of Class A and Class C shares of Phineus to the holders of shares of the corresponding class of Long/Short and Class I shares of Phineus to the holders of Class I and Class R shares of Long/Short in complete liquidation and termination of Long/Short ("Proposal 2").


Proposal 2 Votes
Votes For


Votes Against


Abstentions


1,666,954



324,919



23,909